UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-33178

Melco Crown Entertainment Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MELCO CROWN ENTERTAINMENT LIMITED

Form 6–K

Signature

Exhibit 99.1

Exhibit 99.2

Explanatory Note

In preparing our unaudited condensed consolidated financial statements for the nine months ended September 30, 2015 and 2016, we adopted the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board on a retrospective basis. As a result, certain debt issuance costs related to our long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, to a direct reduction of the current and non-current portions of long-term debt, respectively; and certain debt issuance costs related to our revolving credit facilities were reclassified from deferred financing costs, to long-term prepayments, deposits and other assets.

We are furnishing this report to provide the following:

(a) Our unaudited condensed consolidated financial statements for the nine months ended September 30, 2015 and 2016, including explanatory notes, is furnished as Exhibit 99.1 to this report.

(b) Management’s discussion and analysis for the nine months ended September 30, 2015 and 2016, as well as updated financial data for prior periods to reflect our retrospective adoption in 2016 of the new guidance described above, is furnished as Exhibit 99.2 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: December 14, 2016

Exhibit Index

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Melco Crown Entertainment Limited for the nine months ended September 30, 2015 and 2016

99.2	Management’s discussion and analysis and financial data for prior periods

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document